NO ACT

DC
PE
7-30-09

[redacted]

09012301

July 30, 2009

Received SEC

JUL 3 0 2009

Washington, DC 20549

Act: 1934
Section: 15d
Rule:
Public Availability: 7/30/2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Neuro-Hitech, Inc.
Incoming letter dated July 30, 2009

Based on the facts presented, the Division will not object if Neuro-Hitech stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the period ended June 30, 2009. In reaching this position, we note that Neuro-Hitech has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Form S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Neuro-Hitech will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the period ended June 30, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Michael Rosenthall
Attorney-Advisor

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2009

Mail Stop 4546

Jeffrey E. Jordan
Arent Fox LLP
1050 Connecticut Avenue, NW
Washington, DC 20036-5339

Re: Neuro-Hitech, Inc.

Dear Mr. Jordan:

In regard to your letter of July 30, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Arent Fox

Securities Exchange Act
Rule 12h-3

July 30, 2009

Jeffrey E. Jordan
Attorney
202.857.6473 DIRECT
202.857.6395 FAX
jordan.jeffrey@arentfox.com

VIA E-MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
E-mail: cfletters@sec.gov

Re: Neuro-Hitech, Inc.
(Commission File No. 001-33426)

Ladies and Gentlemen:

This letter amends and restates our prior letter dated July 1, 2009. We are writing on behalf of Neuro-Hitech, Inc., a Delaware corporation ("Neuro" or the "Company"), to request that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") issue a no-action letter advising us that the staff concurs in the Company's view that the effectiveness of the Company's registration statements on Form S-8 during the Company's current fiscal year, during which these registration statements were required to be updated pursuant to Section 10(a)(3) of Securities Act of 1933, as amended (the "Securities Act"), would not preclude the Company from utilizing Rule 12h-3 ("Rule 12h-3") under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to suspend the Company's duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, under the circumstances described below. We also ask that the staff confirm that it will not recommend enforcement action to the Commission if, under the circumstances described below, the Company files a certificate on Form 15 ("Form 15") on or before the due date of its next periodic report (i.e., the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009) to suspend the Company's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act pursuant to Rule 12h-3.

Background

Neuro is a specialty pharmaceutical company focused on developing, marketing and distributing branded and generic pharmaceutical products primarily in the cough and cold markets. The Company was initially formed in February 2005. The Company is current in all of its periodic reports through the date of this letter. The Company's fiscal year ends on December 31 of each year.

Neuro's common stock is registered under Section 12(g) of the Exchange Act and constitutes the only class of Company securities that is registered under Section 12 of the Exchange Act. Neuro has not issued (i) any other class of securities registered or required to be registered under Section 12 of the Exchange Act, (ii) any other class of securities subject to the requirements of Section 15(d) of the Exchange Act and (iii) any debt securities.

The Company's common stock is traded on the OTC Bulletin Board under the ticker symbol "NHPI.OB." As of July 27, 2009, the Company had 31,520,186 outstanding shares of common stock, par value $0.001 per share, held by 123 record stockholders. The Company's common stock closed at $0.03 per share on July 27, 2009.

Subject to the receipt of the no-action relief sought in this letter, but before the due date of its Form 10-Q for the quarter ending June 30, 2009, Neuro intends to file a Form 15 with the Commission to deregister its common stock under Section 12(g) of the Exchange Act and also to suspend its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act.

The Company acknowledges that, if on the first day of any subsequent fiscal year there are more than 300 holders of record of its common stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d), as provided in Rule 12h-3.

Registration Statements

The Company previously filed with the Commission the following registration statements under the Securities Act:

- *Form S-8 (File No. 333-139309, filed and effective December 13, 2006)*: This registration statement (the "2006 Registration Statement") registered 199,286 shares of the Company's common stock for issuance under the Q-RNA 2002 Stock Incentive Plan (the "Q-RNA Plan"). The Company assumed the Q-RNA Plan on November 29, 2006 pursuant to an Agreement and Plan of Merger by and among Neuro, wholly-owned subsidiaries of Neuro, Q-RNA, Inc. and a representative of the Q-RNA, Inc. securityholders. Participation in the Q-RNA Plan was open to all employees, officers, directors and consultants of Q-RNA. The last sale under the 2006 Registration Statement took place on or about February 15, 2007. There are no longer any holders of stock options issued under the Q-RNA Plan as all of the options issued under the Q-RNA Plan have expired.

- *Form S-8 (File No. 333-145241, filed and effective August 8, 2007)*: This registration statement (the "2007 Registration Statement") registered 2,750,000 shares of the Company's common stock for issuance under the Company's 2006 Incentive Stock Plan ("Employee Plan") and 2006 Non-Employee Directors Stock Plan (the "Director Plan"). Participation in the Employee Plan is open to all employees, officers, directors and consultants of the Company or any of its affiliates, as determined by the Compensation Committee from time to time. The Employee Plan allows for stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock to be granted. The Compensation Committee determines the prices, vesting schedules, expiration dates and other material conditions upon which such awards may be exercised. The Director Plan was open to all non-employee directors of the Company. There have been no sales under this 2007 Registration Statement.

As of June 30, 2009, options to purchase 350,000 shares remained outstanding under the Director Plan and options and stock appreciation rights to purchase 962,043 shares remained outstanding under the Employee Plan. The exercise prices of the securities issued under the Director Plan and Employee Plan substantially exceed the current market price of the common stock. On July 1, 2009, the Company filed post-effective amendments to both of these registration statements, deregistering the unsold shares.

Discussion

Pursuant to Rule 12g-4(a) under the Exchange Act, an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is held of record by less than 300 persons. The issuer's duty to file any reports required under Section 13(a) is suspended immediately upon the filing of the necessary certification on Form 15. Since the Company satisfies the requirements of Rule 12g-4(a), the Company is currently eligible to deregister its common stock under Section 12(g) of the Exchange Act.

However, Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder render the suspension to file reports inapplicable to any class of securities for a fiscal year in which a registration statement relating to that class of securities became effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act.[1] As such, a literal interpretation of Rule 12h-3(c) would prevent Neuro from suspending its duty under Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b),

[1] Section 10(a)(3) provides that "when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than 16 months prior to such use so far as such information is known to user of such prospectus or can be furnished by such user without unreasonable effort or expense."

because the Company's Annual Report on Form 10-K, filed with the Commission on March 31, 2009, as amended on April 30, 2009, had the technical effect of updating the 2006 Registration Statement and the 2007 Registration Statement (collectively, the "Registration Statements") by reference under Section 10(a)(3).

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons. The Commission staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). *See also* I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment Inc. (available June 13, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008); RARE Hospitality International, Inc. (available January 22, 2008); International Securities Exchange, Inc. (available January 3, 2008); Mail.com Business Messaging Services, Inc. (available March 27, 2000).

On July 1, 2009, the Company filed post-effective amendments to each of the Registration Statements to deregister any common stock that remained unsold; the post-effective amendments became effective immediately upon filing. Accordingly, no investors are able to purchase securities pursuant to these Registration Statements, and so the protection of Section 15(d) is no longer necessary for potential purchasers.

The Commission staff has previously found that a sale of shares under a registration statement that had been automatically updated by periodic reports did not preclude an issuer, otherwise eligible under Rule 12h-3, from filing a Form 15 to suspend any further obligations to file periodic reports. *See e.g.*, I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment Inc. (available June 13, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008). Furthermore, the Commission staff has also concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. *See e.g.*, Bausch & Lomb Incorporated (available November 6, 2007); Summit Bank Corporation (available March 15, 2007).

In the Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public stockholders are involved. *See e.g.*, I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

Neuro satisfies each of the elements set forth in Rule 12h-3 for suspension of its reporting obligations under Section 15(d): (i) in accordance with Rule 12h-3(a), Neuro has filed all reports required by Section 13(a), without regard to Rule 12b-25, for its three most recent fiscal years and through the date of this letter for its current fiscal year and (ii) in accordance with Rule 12h-3(b)(1)(i), Neuro has fewer than 300 stockholders of record. According to the Company's stock transfer agent, as of July 27, 2009, Neuro had 123 holders of record of its common stock. In addition, as reflected in the Company's amendment to its Annual Report on 10-K, filed with the Commission on April 30, 2009, as of April 27, 2009, employees or affiliates of the Company beneficially owned 57.8% of the Company's common stock. Its largest stockholder beneficially owns approximately 50.2% of the Company's common stock.

The preparation of periodic reports impose a financial burden on Neuro and involve significant management efforts. Such burdens and efforts are disproportionate to the number of record holders who are not employees, directors or affiliates of the Company, and disproportionate to the benefits to be derived given the recent limited trading activity in the Company's common stock. There were no transactions in the Company's common stock on approximately 31% of the trading days in the preceding 12 months, including no transactions on approximately 36% of the trading days in this calendar year. Thus, requiring the continued filing of Exchange Act reports by Neuro under Section 15(d) would not serve the purpose of Section 15(d) and is significantly burdensome to Neuro.

In the Company's circumstances the financial burdens of continued reporting are disproportionate to any benefits. As reported in its periodic reports, the Company has reported losses since its inception, and it is likely that it will continue to experience losses. The Company's condensed consolidated balance sheet included in the Form 10-Q for the quarter ended March 31, 2009 states that the Company's cash, cash equivalents and accounts receivable total $890,755 while its accounts payable and accrued expenses total $830,988. Since March 31, 2009, the Company's cash reserves have further diminished, and the Company has been compelled to contract it operations in an effort to conserve its dwindling resources. Under the circumstances, the costs and expenses of reporting are unnecessary and excessively burdensome, particularly in light of the limited benefits the Company's shareholders and the investing public are likely to receive through continued registration and reporting. Thus, requiring the continued filing of Exchange Act reports by the Company under Section 15(d) would not serve the purpose of Section 15(d) and would be significantly burdensome to the Company and its shareholders. We note that the staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. *See e.g.*, I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008); International Securities Exchange (available January 3, 2008); Bausch & Lomb Incorporated (available November 6, 2007); WaveRider Communications, Inc. (available March 31, 2006). We also note that the staff has in other instances provided no-action relief despite the fact that more than a very limited number of record holders continue to hold securities in cases where, as here, there were no sales under applicable registration statements in the year in which no-action relief was requested. *See* Beverly Hills Bancorp Inc. (available March 13, 2009); Metro One Telecommunications, Inc. (available March 4, 2009).

There are no holders of stock options issued under the Q-RNA Plan. All of the options issued under the Q-RNA Plan expired. There are only seven holders of securities issued pursuant to the Employee Plan and Director Plan, only one of which is not already a stockholder of record. Notwithstanding the termination of the 2007 Registration Statement, the current and future holders of securities issued pursuant to such plans will not be disadvantaged by the absence of periodic reports under the Exchange Act. The holders of those securities are six of the Company's seven directors and the Company's recently departed Chief Financial Officer. The Company's directors and recently departed Chief Financial Officer have access to information about the Company and have the ability to ask questions of executive officers prior to making a decision to exercise any securities. Rule 701 of the Securities Act will permit Neuro to offer and sell securities pursuant to its employee stock incentive plans in compliance with Rule 701 once Neuro terminates its reporting status. *See* NewCity Communications, Inc. (available October 6, 1988).

After the filing of the Form 15, issuance of securities pursuant to the employee stock incentive plans will comply with Rule 701 of the Securities Act. Rule 701 exempts from the registration requirements under the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. Neuro's employee stock incentive plans satisfy the eligibility requirements of Rule 701, and upon the effectiveness of the Form 15 certification, Neuro will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Rule 144, as provided by Rule 701(g). Therefore, the resale of shares acquired upon the exercise of such securities may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. *See, e.g.*, Planet Technologies, Inc. (available February 7, 2008).

Conclusion

We respectfully request, for the foregoing reasons, that the Commission staff advise us that it will not recommend enforcement action to the Commission if, under the circumstances described in this letter, the Company files a Form 15 on or before the due date of its next periodic report (i.e., the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009) to deregister the Company's common stock under Section 12(g) of the Exchange Act and to suspend the Company's reporting obligations under Section 15(d) of the Exchange Act pursuant to Rule 12h-3 with respect to the Company common stock, effective immediately upon the filing of the Form 15. Alternatively, we request an exemption, pursuant to Section 12(h) of the Exchange Act, from any obligation of the Company to file reports under the Exchange Act under the circumstances described herein.

If the Commission staff disagrees with any of the views expressed in this letter, we respectfully request an opportunity to discuss the matter with the Commission staff before it issues a written response to this letter. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting a copy of this letter by email. If you have any questions or require additional information, please contact the undersigned.

Sincerely,

Jeffrey E. Jordan

cc: Mr. David Ambrose, Chief Executive Officer,
Neuro-Hitech, Inc.